October 28, 2005
VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Mark Webb
Michael Clampitt

Re:	Ameritrade Holding Corporation
Preliminary Proxy Statement
File No. 0-49992
Filed September 12, 2005
Ladies and Gentlemen:
          On behalf of Ameritrade Holding Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 17, 2005, relating to the Company’s preliminary proxy statement filed with the Commission on September 12, 2005.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
General
1.	We are still considering your response filed on September 21, 2005 to our comments on your prepaid forward contracts.

We note the Staff’s comment.

2.	Please advise us whether TD received Ameritrade projections.

Securities and Exchange Commission
October 28, 2005

We advise the Staff that TD was provided management projections of Ameritrade’s stand-alone financial forecast. The most recent Ameritrade projections provided to TD prior to the signing of the transaction were the same projections provided to Citigroup for purposes of the preparation of its fairness opinion and used by Citigroup in performing its contribution analysis.

3.	The proxy statement should begin with a Summary Term Sheet. It must begin on the first or second page of the proxy statement and cross-reference to more detailed discussions. Including the information as the first answer in a more extended question-and-answer section is not sufficient.

We have revised the proxy statement beginning on page 1 to include a summary term sheet.

4.	Please provide the staff a copy of the board book.

A copy of the presentation materials dated June 22, 2005 prepared by Citigroup for the Company’s board of directors is being provided to the Staff by Latham & Watkins LLP, counsel for Citigroup, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Citigroup requests that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.
Letter to Stockholders
5.	With respect to the third bullet and last sentence therein, revise to also state that Ameritrade is required to declare the dividend prior to the completion of the merger and the record date must be before the issuance of the merger shares.

We have revised the third bullet on the letter to stockholders to state that the Company is required to declare the dividend prior to the completion of the transaction and that the record date will be a date prior to the issuance of the Ameritrade common stock to TD.
Questions and Answers about the Special Dividend, page 5
6.	Revise A1 to disclose, as of the most recent practicable date, the dividend amount Ameritrade can declare, under regulatory restrictions, and the amount of cash at that date available to pay dividends. In addition, using the pro forma financials included herein, the amounts available, assuming the proposed transaction is approved.

Securities and Exchange Commission
October 28, 2005

Finally, assuming the transaction is approved, disclose the estimated cash required to pay the $6.00 dividend.

We have revised A2 beginning on page 6 in response to the Staff’s comment.

7.	Revise A2 beginning on page 6 to clarify what is meant by “TD will effectively fund $1.00 of the special dividend.” In this regard the staff notes that the pro formas indicate receiving approximately $330 million in cash and there are approximately 450 million shares outstanding.

We have revised A2 beginning on page 6 in response to the Staff’s comment. We supplementally note for the Staff, as indicated in revised Note 1 to the pro forma financial statements, that the $330 million in cash is net of a projected closing date capital adjustment, which is independent of the requirement that TD Waterhouse maintain cash equal to $1.00 per share of Ameritrade common stock. The gross amount of cash and cash equivalents at TD Waterhouse is approximately $405 million (at June 24, 2005, Ameritrade had approximately 405 million shares of common stock outstanding). The closing date capital adjustment will vary depending on the performance of the Ameritrade and TD Waterhouse businesses before the closing of the transaction.

8.	Revise A2 to disclose the amount of borrowing capacity available to Ameritrade under its existing borrowing facilities. In addition, disclose the estimated annual interest cost on anticipated monies borrowed to pay the dividend.

We have revised A2 beginning on page 6 in response to the Staff’s comment.

9.	Revise A3 to indicate when the Company anticipates declaring and paying the dividend.

We have revised A3 on page 7 to include placeholders for the anticipated dates on which the special dividend will be declared and paid. We will replace the placeholders with more firm dates when the Company has more visibility into the anticipated closing date.

10.	Revise A6 to indicate whether the adjustment to the equity awards will result in additional compensation expense and, if so, the estimated amount.

We have revised A6 on page 8 to indicate that the adjustments to the equity awards are not expected to result in any additional compensation expense.

Securities and Exchange Commission
October 28, 2005

Questions and Answers about the Tender Offer, page 7
11.	Revise A1 to disclose Mr. Ricketts’ current intentions regarding participating in the tender offer. If he currently intends to participate, so state. If not, disclose what factors will determine whether or not he will participate. In addition, disclose the number of shares that potentially could be purchased to bring each party up to the percentages disclosed and the total cost at $16/share.

We have revised A1 beginning on page 10 to disclose that Mr. Ricketts has informed the Company that he does not intend to participate in the tender offer. We have also revised A1 to disclose the number of shares that could potentially be purchased in the tender offer by TD and the total cost of such shares at $16 per share.
Ameritrade Executive Officers and Directors, page 12
12.	Revise the first paragraph to disclose the number of current directors and the number obligated under any and all agreements to vote in favor of the proposed transaction and the number of directors whose interest may be different than other shareholders.

We have added a new paragraph on page 14 to disclose that the Company currently has eight members on its board of directors, of which one director is obligated under a voting agreement to vote in favor of the proposed transaction, solely in his capacity as a stockholder and two directors are affiliated with shareholders obligated under voting agreement to vote in favor of the proposed transaction. We have also revised the proxy statement on page 15 to disclose the number of directors that have interests in the transaction that are different from other shareholders.
The Share Purchase Agreement, page 16
13.	Revise the termination fee disclosures on page 19 to briefly discuss the “specified circumstances” or add across-reference to a fuller discussion elsewhere in the proxy statement.

We have added a cross-reference on page 22 to a fuller discussion of such “specified circumstances” elsewhere in the proxy statement.
Comparative Historical and Pro Forma Per Share Data, page 23

Securities and Exchange Commission
October 28, 2005

14.	Please revise to delete the pro forma EPS information for TD Ameritrade and disclose that comparative per share data for TD Waterhouse shareholders is not available as separate historical EPS was not previously reported. Also, disclose how you calculated comparative pro forma book value for TD Ameritrade, including the conversion ratio used. This appears to be pro forma information and not comparative pro forma information.

We respectfully advise the Staff that the Company, which is the acquiring company and is publicly traded, will change its name to TD Ameritrade upon closing of the acquisition of TD Waterhouse. Accordingly, we believe that comparative disclosure of pro forma EPS information for TD Ameritrade is required, and we have moved the TD Ameritrade column next to the Company’s historical column to avoid confusion. We have added a comparative equivalent pro forma column for TD Waterhouse and footnoted that historical and comparative equivalent earnings per share data for TD Waterhouse is not available. We have also added disclosure of TD Waterhouse’s comparative equivalent pro forma book value and footnoted how it was calculated. We confirm that the pro forma book value for TD Ameritrade is pro forma information as TD Ameritrade is the new name of the acquiring company.
Risk Factors, page 30
15.	The risk factor on page 33 about the risks to Ameritrade if the transaction does not occur is not a risk of the transaction and is coercive. Please delete it.

The risk factor about the risks to the Company if the transaction does not occur has been deleted.
Cautionary Statement Concerning Forward-Looking Statements, page 34
16.	The safe harbor is not available for statements, as here, made in connection with a tender offer. Please revise.

We have revised the proxy statement on page 38 to remove the references to Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. However, we respectfully advise the Staff that we do not believe the statements contained in the proxy statement are made “in connection with a tender offer” and therefore we believe that the statutory safe harbor is available in connection with statements made with respect to the solicitation of proxies contemplated by the proxy statement.

Securities and Exchange Commission
October 28, 2005

The Transaction page 40
17.	Please revise the discussion of the background to include negotiation of the principal terms of the transaction, including price. Please include similar information with regard to the E*TRADE offers.

We have revised the discussion of the background beginning on page 44 to include negotiation of the principal terms of the transaction, including price. We have also included similar information with regard to the E*TRADE offers.
Ameritrade’s Reasons for the Transaction, page 48
18.	Either include the greater debt and dilution to be experienced by Ameritrade holders as negatives of the transaction, or have the board explain why they are positives.

We have revised the proxy statement on page 55 to include the greater debt and dilution to be experienced by Ameritrade holders as part of the risks and potentially negative factors concerning the acquisition of TD Waterhouse that were considered by the Company’s board of directors.

19.	The board should specifically mention each line item analysis underlying the fairness opinion that does support its recommendation and explain why, in light of such analyses, it is recommending the transaction.

We have revised the proxy statement beginning on page 54 to specifically mention each line item analysis underlying the fairness opinion and why, in light of such analyses, it is recommending the transaction.

20.	On page 49 you list the “financial terms of the acquisition of TD Waterhouse, including the immediate liquidity to be provided to Ameritrade stockholders through the special dividend and the tender offer to be made by TD (and J. Joe Ricketts at his election)...” in support of the board’s determination that the merger is fair to and advisable for the Ameritrade shareholders. As it appears that tender offer may be for as little at eight percent of the outstanding shares, it is unclear how the tender offer supports this factor, particularly in light of the fact that the price to be paid in the tender offer is unknown at this time. We note that the offer price will be a minimum of $16.00 per share, but it is unclear whether the price will be considered favorable to security holders. Furthermore, if the offer is oversubscribed, it appears that there may be significant proration. Please clarify the discussion on page 49 accordingly. In

Securities and Exchange Commission
October 28, 2005

addition, please revise the document to clarify the purpose of the tender offer and highlight this information in the Q&A. We understand that TD and Mr. Ricketts may wish to increase their holdings up to the disclosed percentages, but it is unclear why the transaction was structured in this way. In addition, please revise the Q&A section to highlight the percentage of outstanding shares that will be purchased in the tender offer if Mr. Ricketts does participate and if he does not participate. Finally, we note that Mr. Ricketts may elect to participate in the tender offer; however, he has not been included as a filing person on the preliminary communications filed on Schedule TO-C pursuant to Rule 14d-2(b). Please advise.

We have revised the discussion of the factors underlying the board’s determination on page 53 to clarify that the tender offer provides (i) Ameritrade’s stockholders with a premium on the market price of Ameritrade common stock to the dividend adjusted market price on the date of execution of the share purchase agreement and (ii) possible liquidity, subject to significant proration if the tender offer is oversubscribed. We have also revised the proxy statement on page 10 to include and highlight in A1 the purpose of the tender offer. We have revised the proxy statement in multiple locations to disclose that Mr. Ricketts has informed the Company that he does not intend to participate in the tender offer as a co-bidder.
Pro Forma Merger Analysis, page 56
21.	Revise the second bullet on the bottom of page 56 to indicate whether or not interest expense on the debt was estimated and considered in the analysis.

We revised the disclosure on page 61 to respond to the Staff’s comment.
Other Factors, page 58
22.	With regard to the last full sentence on page 59, supplementally advise of us as to whether TA has engaged or will engage in any transactions with respect to Ameritrade stock or derivatives prior to the closing of the transaction. If so, provide the details.

We are aware that subsequent to the filing of the proxy statement on September 12, 2005, investment funds affiliated with TA entered into a forward sale transaction with respect to TA’s shares of common stock of the Company. We advise the Staff that C. Kevin Landry resigned from the Company’s board of directors on August 31, 2005. Since Mr. Landry and his affiliate TA Associates are no longer considered affiliates of the Company, we have removed references to the forward sale transaction and beneficial ownership of TA Associates from the proxy statement.

Securities and Exchange Commission
October 28, 2005

23.	Please give the amount of compensation Citigroup received in each of the transactions mentioned in the last paragraph of page 59.

We have revised the disclosure on page 64 to disclose this compensation.
New or Amended Employment Agreements, page 60
24.	Please contrast the terms of the new and old contracts.

We supplementally advise the Staff that the Company is currently negotiating the terms of the employment agreement for Joseph H. Moglia, who will be the Chief Executive Officer of TD Ameritrade, and the Company does not anticipate entering into any other new employment agreements with other members of TD Ameritrade management in connection with the transaction. The Compensation Committee of the Board of Directors of the Company has not yet formally approved the terms of Mr. Moglia’s employment agreement, therefore we have not included disclosure contrasting the terms of the old and new employment agreement for Mr. Moglia in the proxy statement. When the Company finalizes Mr. Moglia’s new employment agreement, we will provide disclosure contrasting the terms of the new and old employment agreement in the proxy statement.
Financial Statements of TD Waterhouse Group, Inc., beginning on page 124
General
25.	Please revise to provide the segment disclosures required by paragraphs 25-33 of SFAS 131 or tell us why you believe they are not required.

We respectfully submit that TD Waterhouse Group, Inc. is not required to provide the segment disclosures required by paragraphs 25-33 of SFAS 131. Paragraph 9 of SFAS 131 states that SFAS 131 applies to public business enterprises and defines such enterprises as those that have issued debt or equity securities that are traded in a public market, that are required to file financial statements with the SEC, or that provide financial statements for the purpose of issuing securities in the public market. SFAS 131 further provides that the Statement does not apply to nonpublic enterprises. Topic Two of the SEC Staff Training Manual reiterates this position. TD Waterhouse Group, Inc. is neither currently a public company nor was it one during the periods presented. Accordingly, we do not believe that the segment reporting required by SFAS 131 is applicable to TD Waterhouse Group, Inc.

Securities and Exchange Commission
October 28, 2005

Consolidated Statements of Changes in Stockholders’ Equity, page 127
26.	Please revise the footnotes to the financial statements to provide a discussion of the nature of the $1,022,000 and $750,000 increase in additional paid in capital relating to the deemed contribution for stock compensation for fiscal year 2004 and 2003, respectively, including how the amounts were determined.

We have revised Notes 3 and 14 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on pages 145 and 156, respectively, of the proxy statement to provide the requested disclosure.
Note 2. Summary of Significant Accounting Policies, page 130
General
27.	Please revise to disclose the redemption features of your Preferred, Class A Common and Class B Common stock and clarify how you considered the guidance of SFAS 150 in determining the classification and measurement of these financial instruments.

TD Waterhouse Canada’s shares of the Preferred stock are not mandatorily redeemable, and accordingly are not required to be classified as “liabilities” in accordance with SFAS 150. Consistent with the description provided in paragraph B23 of SFAS 150, TD Waterhouse Group, Inc.’s Class A Common and Class B Common stock carry no dividend/redemption/settlement features and therefore have not been classified as “liabilities.”

Additionally, we have supplemented the disclosure in Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 139 of the proxy statement to include a description of the liquidation preference of TD Waterhouse Canada’s Preferred Stock.

28.	Please revise to disclose your revenue recognition policy related to interest charged on receivables from customers (margin loans).

We have revised Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 139 of the proxy statement to provide the requested disclosure.

Securities and Exchange Commission
October 28, 2005

Business Combinations, Goodwill and Intangible Assets, Page 132
29.	Please revise to disclose the changes in the carrying amount of goodwill during each of the periods presented in accordance with paragraph 45 of SFAS 142.

In response to the Staff’s request, we have revised Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 139 of the proxy statement to provide the requested disclosure.

30.	Please revise to provide a description of the facts and circumstances leading to each of your goodwill impairments and the method used to determine the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof).

We respectfully direct the Staff to Note 4 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 147 of the proxy statement, which has been revised to include the requested disclosure.

31.	We note the majority of your intangible assets other than goodwill relate to your November 2001 R.J. Thompson Holdings, Inc. acquisition. We also note that R.J. Thompson ceased to be an operating entity in 2004. Please revise to disclose the nature of this intangible asset and why the three year useful life did not begin until February 2004.

We have revised the disclosure in Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 139 of the proxy statement. We supplementally advise the Staff that the operations of R. J. Thompson Holdings, Inc., including all development activities, were integrated into the existing broker-dealer subsidiaries of TD Waterhouse Group, Inc. Accordingly, no loss of value to the acquired intangible asset was incurred when R. J. Thompson Holdings, Inc. ceased operations.

32.	Please tell us if you reviewed the intangible asset for impairment in accordance with SFAS 144. If you did not, please tell us why.

We respectfully advise the Staff that all intangible assets have been reviewed for impairment by TD Waterhouse Group, Inc. in accordance with SFAS 144 and that no impairment was noted.

Securities and Exchange Commission
October 28, 2005

Note 5. Investment Securities, page 137
33.	Please revise to provide the disclosures required by paragraph 21 of EITF 03-1 related to your available for sale portfolio.

We have revised Note 5 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on pages 149 to 150 of the proxy statement to include the requested disclosures.

34.	Please revise to disclose and discuss the facts and circumstances resulting in the write down on investments reflected in the statements of cash flows, including how you identified and measured the impairment, the specific nature of the underlying investments and where you included these amounts in the statements of income. Also, revise MD&A as applicable.

We respectfully direct the Staff to Note 4 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 147 of the proxy statement and TD Waterhouse Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 175 of the proxy statement, each of which has been revised to include the requested disclosure.
Note 7. Receivables from and Payables to Customers, page 140
35.	Please revise to clarify how you account for unsecured or partially secured receivables greater than 30 days and quantify the amounts for the periods presented.

We respectfully direct the Staff to Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 139 of the proxy statement, which has been revised to include the requested disclosure.

36.	Please revise to disclose your methodology for determining your allowance related to receivables from customers.

We respectfully direct the Staff to Note 2 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 143 of the proxy statement, which has been revised to include the requested disclosure.
Note 13. Financial Instruments with Off-Balance Sheet Risk, page 143

Securities and Exchange Commission
October 28, 2005

37.	We note you report a liability of $727 million as of October 31, 2004 related to “swap contracts with affiliate”. Please tell us if the counterparties to these swaps are consolidated subsidiaries or external parries to TD Waterhouse Group, Inc. We note footnote 13 discloses that swaps were entered through TDW Canada, TDW Bank, both consolidated subsidiaries and TD Bank, your parent. If they are with external parties, please revise your line item description to indicate that the counter-party is not an affiliate. If they are with consolidated subsidiaries, please tell us why you did not eliminate this activity.

All swap contracts entered into by TD Waterhouse Group, Inc. or any of its majority-owned subsidiaries (including TDW Canada and TDW Bank) are transacted with TD Bank, the parent company of TD Waterhouse Group, Inc. No such derivative transactions have been eliminated because TD Bank is an “external party” to TD Waterhouse Group, Inc. and its consolidated subsidiaries. However, we consider TD Bank as an affiliate of TD Waterhouse Group, Inc. and have accordingly labeled the balances as such.

38.	Please revise to provide disaggregated disclosure of the $727 million swap liability as of October 31, 2004 based on the nature of the swap (foreign exchange contract, cross currency interest rate swap, etc.) linked with the hedged item (Canadian dollar mortgage-backed securities classified as available for sale, Canadian dollar mortgage-backed securities classified as trading, etc.). For each hedge relationship, disclose whether you have designated the swap as a hedge in accordance with SFAS 133, the type of hedge (fair value, cash flow, etc) and how you assess effectives for each SFAS 133 hedge relationship.

We have revised Note 13 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 155 of the proxy statement to include the requested disclosure.

39.	For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information.
•	Clearly identify and explain the terms of the hedged items.

•	Clearly identify and explain the terms of the swaps used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items.

Securities and Exchange Commission
October 28, 2005

•	For each type of hedged item, tell us how met the requirements of paragraph 68 of SFAS 133.
TD Waterhouse Group, Inc. does not use the short cut method of assessing hedge effectiveness, but rather assesses the effectiveness of the hedging relationships using various forms of the dollar offset method permitted by SFAS 133, as amended. In general, where hedge accounting has been applied, the terms of each derivative has been matched against those of the hedged item to ensure that no portion of the change in fair value of the derivative will be considered ineffective. For the cross currency interest rate swap agreements designated as fair value hedges for the impact of changes in foreign exchange and interest rates on the Canadian Dollar mortgage-backed securities, TD Waterhouse Group, Inc. has used the methodology described in paragraph 29 of Appendix A of SFAS 138. For the cash flow hedges of the share based compensation awards, we have used the methodology described in DIG issue G1. We supplementally direct the Staff to our response to Question 38 above and the corresponding revisions to Note 13 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 153 of the proxy statement.
Note 14. Stock Options, page 144
40.	We note you recorded $2.4 million and $1.7 million for the fair value of options granted to employees in the years ended October 31, 2004 and 2003, respectively. Please revise to disclose if the options granted related to this expense had cash settlement features.

We have revised Note 14 to the TD Waterhouse Group, Inc. Consolidated Financial Statements beginning on page 156 of the proxy statement to clarify the description of the plan because it does not include a cash settlement feature.

41.	Please tell us what “transferred in” and ‘“transferred out” stock options represent in your summary roll forward of stock options and the specific accounting guidance on which you rely to account for these transactions.

“Transfers In” and “Transfers Out” represent employees of TD Waterhouse Group, Inc. or its affiliates that are transferred or seconded from one affiliated organization to another. TD Waterhouse Group, Inc. applies SFAS 123 accounting to all TD Bank stock option grants. When employees “Transfer In” to TD Waterhouse Group, Inc., their SFAS 123 compensation expense, based on Black-Scholes model calculations, is recognized ratably over the vesting period when their service period begins. Recognition of

Securities and Exchange Commission
October 28, 2005

compensation expense for “Transfers Out” of TD Waterhouse Group, Inc. ends in the final month of service of the transferring employee. TD Waterhouse Group, Inc.’s SFAS 123 expense is funded monthly to TD Bank.
Note 17. Profit Sharing. 401(k) Plans and Other Stock-Based Compensation, page 148
42.	Please revise to disclose how you recognize compensation cost related to your restricted share unit plan described in the fourth paragraph on page 148.

We have revised Note 17 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 160 of the proxy statement to include the requested disclosure.

43.	We note you recognize compensation expense in the year in which the deferred portion of the annual cash incentive award is paid related to your Senior Executive Deferred Share Unit Plan. Please tell us the accounting guidance you rely on for this accounting policy. Also, tell us the amount of the annual cash incentive award deferred for each of the periods presented.

We respectfully advise the Staff that Note 17 to the TD Waterhouse Group, Inc. Consolidated Financial Statements has been revised to indicate that compensation expense related to our Senior Executive Deferred Share Unit Plan is recognized when “earned” by the Executive, not when paid. We respectfully direct the Staff to the sixth paragraph of Note 17 on page 161 of the proxy statement regarding the amounts deferred for the years ended October 31, 2004, 2003 and 2002, with such amounts being $90,000, $150,000 and $0, respectively.
Note 21. Subsequent Events, page 154
44.	Please revise to disclose how the redemption of your class B Common stock affected the equity section of your Balance Sheet.

We have revised Note 21 to the TD Waterhouse Group, Inc. Consolidated Financial Statements on page 166 of the proxy statement to include the requested disclosure.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 162
45.	Your discussion of the results of operations for all periods appears overly abbreviated. It seems to focus on quantifying the changes between periods without providing a

Securities and Exchange Commission
October 28, 2005

discussion of the items that have changed and how they drive your business. Also, you do not appear to discuss in any detail the factors contributing to the underlying changes between periods or management’s expectations as to the related trends depicted by the changes. Please refer to Release No. 33-8350 Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and revise this section accordingly.

We have revised to the TD Waterhouse Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 175 of the proxy statement to include the requested disclosure.
Unaudited Pro Forma Combined Condensed Financial Statements of TD Ameritrade, page 175
46.	Please revise to disclose separately material nonrecurring charges or credits and the related tax effects which result directly from the transaction and which will be included in income within the 12 months following the transaction. Clearly indicate that such charges or credits were not considered in the pro forma condensed income statement. Refer to Rule 11-02(b)(5) of Regulation S-X. Please include a discussion of these charges in the Summary Term Sheet Section added based on the comment above.

We have added a paragraph to the introductory section of the pro forma financial statements on page 200 to separately disclose expected material nonrecurring charges which will result directly from the transaction and which will be included in income within 12 months following the transaction. The added disclosure indicates that such charges are not reflected in the pro forma financial statements. In addition, we have included a discussion of these charges in the Summary Term Sheet on page 1 of the proxy statement.

47.	Please revise to disclose TD Waterhouse’s revenue and income for the last three months of operations for the year ended October 31, 2004 since this was included in both the pro forma income statement for the year ended September 24, 2004 and the nine months ended June 24, 2005. Refer to Rule 11-02(c)(3) of Regulation S-X.

We have updated the pro forma statement of operations on page 206 to include TD Waterhouse’s results of operations for the nine months ended July 31, 2005. Accordingly, there are no longer any overlapping periods that are included in the pro forma results of operations for both the fiscal year ended September 24, 2004 and the nine months ended June 24, 2005.

Securities and Exchange Commission
October 28, 2005

Note 1. Basis of Presentation, page 181
48.	Please revise to provide a tabular presentation of the cash acquired, identifying each component.

We have revised Note 1 on page 207 to provide a tabular presentation of cash acquired, net of cash paid, identifying each component. We have also added a detailed calculation of the Company’s pro forma closing date capital adjustment, which is one of the components.
Note 2. Pro Forma Adjustments, page 182
49.	Your pro forma adjustment disclosure appears overly abbreviated. Please revise each of these notes to present all information in a self-balancing format that enables a reader to both easily trace each adjustment into the pro forma financial statements and to recalculate the amount of the adjustment. Disclose the source of all financial information, identify all material assumptions and disclose the basis for those assumptions.

We have revised Notes 1 and 2 beginning on pages 207 and 208, respectively, to add tabular information in self-balancing formats that enable the reader to easily trace adjustments into the pro forma financial statements and recalculate the amounts of pro forma adjustments. We have added disclosure concerning the source of financial information, material assumptions, and the basis for such assumptions.
          Additionally, at the Staff’s request, this letter constitutes a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
October 28, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3606, or to Robert Sanchez or Bradley Finkelstein of this firm at (703) 734-3117 and (650) 565-3514, respectively. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jeffrey S. Cannon
Jeffrey S. Cannon

cc:	Joseph H. Moglia, Ameritrade Randy MacDonald, Ameritrade Ellen Koplow, Ameritrade Larry Sonsini, WSGR Robert Sanchez, WSGR Bradley Finkelstein, WSGR